Suite 1050 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
(604) 689-1976

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of Pacific Rim Mining Corp. (hereinafter called the “Company”) will be held at Suite 1050, 625 Howe Street, Vancouver, British Columbia, on Thursday, September 6, 2012 at 3:00 p.m. (Pacific Time), for the following purposes:

1.

To receive the audited annual consolidated financial statements of the Company for the financial year ended April 30, 2012 (with comparative statements relating to the preceding financial periods) together with the report of the auditors thereon;

2.	To elect directors to hold office for the ensuing year;

3.	To appoint auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

4.	To consider and, if thought fit, pass an ordinary resolution adopting a new Shareholder Rights Plan Agreement;

5.	To consider and, if thought fit, pass an ordinary resolution ratifying, confirming and approving the Company’s existing Evergreen Incentive Stock Option Plan and all unallocated options thereunder;

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is a management information circular (the “Information Circular”), a form of proxy, a supplemental mailing list return card, and notes thereto. The Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice. The Company will have copies of its audited consolidated financial statements for the fiscal year ended April 30, 2012, including Management’s Discussion and Analysis of Operating Results, available for review at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 27th day of July, 2012.
BY ORDER OF THE BOARD
“Thomas Shrake”
President and Chief Executive Officer